Exhibit (a)(1)(J)

AXS-ONE INC.

301 Route 17 North

Rutherford, New Jersey 07070

Phone: (201) 935-3400

Fax: (201) 935-5431

February 22, 2008

TO EMPLOYEES HOLDING OPTIONS TO PURCHASE AXS-ONE INC. COMMON STOCK:

Re:	Option Exchange Program – Additional Important Information

If you are considering participation in our option exchange program through our Offer to Exchange dated February 1, 2008, please review the following information together with the Second Supplement to Offer to Exchange dated February 22, 2008 being provided together with this letter.

The Second Supplement contains important information regarding AXS-One and the option exchange offer, including revisions to the effect that (1) the new options will be granted with respect to options accepted for exchange effective immediately upon the expiration of the offer and (2) that the documents representing the new options will be distributed promptly after that time. This information, which supplements and revises information in the Offer to Exchange dated February 1, 2008 as previously supplemented and revised on February 11, 2008, may be relevant to your decision on whether to participate in the option exchange.

In addition, we wish to clarify that, as set forth in Section 1 of the offer, only persons who are our employees continuously from the date of the tender of their option and through the date of the grant of the new options are eligible employees for the offer. Thus option holders are eligible to participate in the offer only if they remain employed with us as of the expiration of the offer.

If you have any questions about the offer, please call Joseph Dwyer at (201) 935-3400.

Sincerely,
/s/ William P. Lyons
William P. Lyons
Chairman of the Board and Chief Executive Officer

Enclosure